UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to

Commission file number: 001-11967

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

Page __1__ of __20__. Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1. Not Applicable.

Item 2. Not Applicable.

Item 3. Not Applicable.

Item 4. Audited Statements of Assets Available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan as of December 31, 2005 and 2004 and the related Statements of Changes in Assets available for Plan Benefits for the years then ended are attached hereto as Exhibit 1 which is incorporated by reference herein.

Exhibit 1. Audited Financial Statements of the Astoria Federal Savings and Loan Association Incentive Savings Plan Financial Statements and Supplemental Schedule.

Exhibit 2. Consent of KPMG LLP.

Exhibit 3. Written Statement furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Federal Savings and Loan Association Incentive Savings Plan
(Name of Plan)

Dated: June 27, 2006

/S/ Arnold K. Greenberg
Arnold K. Greenberg, Plan Administrator

Page 3 of 20.

EXHIBIT INDEX

EXHIBIT NO. 1

Page __5__ of __20__.

KPMG

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Trustee
Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 23, 2006

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

	At December 31, 2005	At December 31, 2004
Assets:		
Investments:		
At fair value:		
Pooled separate accounts	$ 28,114,650	$ 24,712,642
Astoria Financial Corporation common stock	25,277,655	22,462,852
Loans to participants	1,406,639	1,356,072
	54,798,944	48,531,566
At contract value:		
Investments managed by Prudential Retirement Insurance and Annuity Company		
Guaranteed accounts	13,602,541	13,468,863
Total investments	68,401,485	62,000,429
Receivables:		
Participants' contributions	117,036	143,118
Total receivables	117,036	143,118
Assets available for plan benefits	$ 68,518,521	$ 62,143,547

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

	For the Year Ended December 31, 2005	2004
Additions to assets attributed to:		
Investment activities:		
Interest	$ 381,082	$ 344,680
Dividends	687,400	581,196
Interest on participant loans	56,665	53,506
Net appreciation in fair value of investments	4,511,331	4,062,829
	5,636,478	5,042,211
Participants' contributions	3,988,515	3,700,342
Participants' diversification from the Astoria Federal Savings and Loan Association's Employee Stock Ownership Plan	1,857,915	2,191,834
Total additions, net	11,482,908	10,934,387
Deductions from assets attributed to:		
Benefits paid to participants	(5,075,903)	(7,293,633)
Administrative expenses	(32,031)	(38,873)
Total deductions	(5,107,934)	(7,332,506)
Net increase	6,374,974	3,601,881
Assets available for plan benefits:		
Beginning of year	62,143,547	58,541,666
End of year	$ 68,518,521	$ 62,143,547

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) *General*

The Plan is a defined contribution plan covering substantially all eligible employees of Astoria Federal Savings and Loan Association (the Association and plan administrator). The parent of the Association is Astoria Financial Corporation. The Plan was established in March of 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's trustee is Prudential Bank & Trust Company, FSB since April 1, 2004 and the trustee was Connecticut General Life Insurance Company (CIGNA) before April 1, 2004.

On April 1, 2004, Prudential Financial, Inc. acquired the retirement business of CIGNA. Since the acquisition, all of CIGNA's full-service retirement operations, its staff and retirement programs and services are part of Prudential Retirement, a business of Prudential Financial, Inc.

(b) *Eligibility and Participation*

Employees can enroll in the Plan on the first day of the pay period following the date he/she meets the Plan's eligibility requirements. Full-time employees are eligible to participate in the Plan when they complete one-year of service and are at least twenty-one (21) years of age. Part-time employees are eligible to participate in the Plan when they complete one year of service and work at least 1,000 hours in either their initial year of service or any subsequent plan year and are at least twenty-one (21) years of age.

(c) *Contributions*

The Plan allows participants to contribute from 1% to 15% of their eligible compensation up to a maximum of $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively. Also, employees over 50 on December 31, 2003 and 2004 may elect to contribute up to $3,000 and $4,000, respectively, in tax deferred savings, known as "catch up contributions" for the 2004 and 2005 plan years, respectively. Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the years ended December 31, 2005 and 2004. Effective January 1, 2002, the Plan was amended pursuant to an amendment made to the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP). The amendment allows certain vested participants in the ESOP to make transfers from their stock and/or cash account balances in the ESOP into this Plan. During the years ended December 31, 2005 and 2004, a total of $1,857,915 and $2,191,834, respectively, were transferred from the ESOP to the Plan.

(d) *Participant Accounts*

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any), and plan earnings. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) *Vesting and Forfeitures*

Participants have a fully vested interest in their contributions and earnings thereon. The participant's vested interest in the Association's matching contributions shall be determined as follows:

Years of service	Vested percentage
Less than 2	—%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 or more	100

Any Association contributions forfeited by reason of failure to vest, shall be used by the Plan to reduce its plan expenses at the end of the plan year in which the forfeiture becomes certain, or any other subsequent plan year as the Association may choose until the amounts are completely utilized. For the years ended December 31, 2005 and 2004, $22,727 and $23,360, respectively, of forfeitures were used to pay expenses of the Plan as permitted by the Plan, that were not otherwise paid by the Association. As of December 31, 2005, $102,326 of forfeitures remain available for use to pay future Association contributions or expenses of the Plan.

(f) *Plan Benefits and Distributions*

Upon a participant's termination in the Plan due to retirement, disability, or death, the participant or designated beneficiary will receive the value of the vested account balances in a single lump sum payment.

Upon a participant's termination in the Plan for reasons other than retirement, disability, or death, benefits will be distributed in a lump sum or in two or more partial payments. Participants with balances of less than $5,000 (exclusive of any rollover balance credited to the account) are paid in a single lump sum payment. Effective March 2005, participants may elect to have this distribution paid directly to an Eligible Retirement Plan specified by the participant in a direct rollover (exclusive of any vested account balances less than $1,000). If the participant fails to make a timely election, the plan administrator will pay the distribution in a direct rollover to an Individual Retirement Plan designated by the plan administrator.

During employment, participants may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59 ½.

(g) *Loans to Participants*

A participant may request a loan from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Outstanding loans to the Plan's participants were at interest rates between 3.82% and 9.50%, and 3.70% and 11.00% as of December 31, 2005 and 2004, respectively. Loans must be repaid within 5 years except for loans made for the purchase of the participant's primary residence, which must be repaid within 15 years. The outstanding loan terms range from 1 to 15 years at December 31, 2005 and 2004. Interest received on outstanding participant loans, is transferred into the participants' accounts based on their elected percentage allocation of the available funds. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

The pooled separate accounts of the Plan consist of common stocks and bonds held in pooled accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled accounts. Closing market prices are used for those securities traded on a national exchange, while shares of the pooled funds are valued at the Plan's aggregate investment in the shares of such funds at their reported net asset value at the end of each period.

The guaranteed accounts of the Plan represent investments with a guarantee as to future return and against loss of principal. The Plan has two guaranteed accounts managed by Prudential Retirement Insurance and Annuity Company (PRIAC), whereby investments are guaranteed as to principal and credited interest.

The Plan's guaranteed accounts managed by PRIAC are fully benefit-responsive and accordingly, the guaranteed accounts are carried by the Plan at contract value (contributions, plus interest, less distributions), which approximates fair value. The interest rate is declared in advance and modified periodically to reflect changing investment conditions. The crediting interest rate for the period from January 1, 2005 through June 30, 2005 was 3.65% and the crediting interest rate for the period from July 1, 2005 through December 31, 2005 was 3.35%. The interest yield for the period from January 1, 2005 through December 31, 2005 was 3.50%.

The crediting interest rate for the period from January 1, 2004 through June 30, 2004 was 3.05% and the crediting interest rate for the period from July 1, 2004 through December 31, 2004 was 3.15%. The interest yield for the period from January 1, 2004 to December 31, 2004 was 3.10 %.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, as determined by the closing market price. Loans to participants are carried at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment income recorded by the Plan includes current earnings from investments, the net change in the unrealized appreciation or depreciation in assets, and any realized gains and losses on investments sold during the period.

(d) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(3) Risks and Uncertainties

The Plan offers a number of investment options including Astoria Financial Corporation common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Astoria Financial Corporation common stock.

(4) Investments

The following investments represent 5% or more of the Plan's assets available for plan benefits at December 31, 2005 and 2004:

		2005		2004
Common stock of Astoria Financial Corporation	$	25,277,655		22,462,852
PRIAC Guaranteed Income Fund		10,811,555		10,631,259
PRIAC Large Cap Value/AJO Fund		8,156,329		7,045,658
PRIAC Small Cap Growth/Times Square Fund		4,394,699		3,925,239
PRIAC Core Plus Bond/BSAM Fund		3,410,465	*	3,139,203

* This amount does not represent 5% or more of the Plan's assets available for plan benefits but is included for comparative purposes.

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

		2005	2004
Pooled separate accounts	$	2,130,339	2,453,052
Common stock of Astoria Financial Corporation		2,380,992	1,609,777
	$	4,511,331	4,062,829

(5) Administrative Expenses

The Association pays investment and administrative expenses charged to it by PRIAC, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2005 and 2004, $32,031 and $38,873, respectively, of expenses were paid from the Plan's assets. PRIAC is a party-in-interest of the Plan and thus the payment of administrative expenses to PRIAC represent related party transactions.

(6) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in the employer's contributions.

(7) Tax Status

The IRS determined and informed the Association by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Prudential Retirement Insurance and Annuity Company (PRIAC)	Dryden S&P 500 Index Account (38,617 units)	$ 2,795,725
	Janus	Janus Worldwide Account (10,027 units)	590,576
	Janus	Janus Adviser Balanced Account (41,731 units)	1,354,433
*	PRIAC	Large Cap Value/AJO Fund (487,233 units)	8,156,329
*	PRIAC	Turner Large Cap Growth (106,462 units)	1,294,694
	AIM Funds	AIM Dynamics (46,969 units)	1,244,717
*	PRIAC	Small Cap Value/Perkins, Wolf, McDonnell (66,439 units)	1,657,835
*	PRIAC	Small Cap Growth/TimesSquare Fund (207,166 units)	4,394,699
*	PRIAC	Small Cap Value/Munder Cap Fund (28,957 units)	316,970
*	PRIAC	Core Plus Bond/BSAM Fund (237,099 units)	3,410,465
*	PRIAC	Mid Cap Growth/Aritisan Partners (73,156 units)	816,244
*	PRIAC	Mid Cap Value/Wellington Mgt (28,670 units)	531,570
	Oppenheimer Funds	Oppenheimer Global (Class A) Fund (22,135 units)	1,550,393
*	PRIAC	Guaranteed Income Fund (10,811,555 units)	10,811,555
*	PRIAC	Guaranteed Short-Term Account (45,158 units)	2,790,986
*	Astoria Financial Corporation	Common stock of Astoria Financial Corporation (859,784 shares)	25,277,655
*	Plan Participants	179 Participant Loans (interest rates: 3.82% – 9.50%; terms: 1-15 years)	1,406,639
			$ 68,401,485

* Indicates a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

EXHIBIT NO. 2

KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Trustee
Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-113745) on Form S-8 of Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") of our report dated June 23, 2006, with respect to the financial statements and schedule of the Plan as of and for the years ended December 31, 2005 and 2004, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Plan.

KPMG LLP

New York, New York
June 27, 2006

EXHIBIT NO. 3

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Arnold K. Greenberg, is the Executive Vice President of Astoria Federal Savings and Loan Association, the Plan Administrator of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the year ended December 31, 2005 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

June 27, 2006
Dated

Arnold K. Greenberg